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[RIVIERA TOOL LOGO]

RIVIERA TOOL COMPANY

5460 Executive Parkway SE
Grand Rapids, MI 49512
(616) 698.2100 phone
(616) 698.2470 fax

                                                                  April 15, 2005

VIA EDGAR TRANSMISSION

Mr. Jay Web
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0306

         RE: RE: RIVIERA TOOL COMPANY
             FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004
             FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2004
             FILE NO. 001-12673

Dear Mr. Web:

      On behalf of Riviera Tool Company, Inc., a Michigan corporation (the "Registrant" or "Riviera"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission") pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System, the Registrant's (i) Form 10-K/A for the year ended August 31, 2004 and
(ii) the Registrant's Form 10-Q/A for the period ended November 30, 2004.

      The following are our responses to the comments received from the Commission's Staff (the "Staff") by letter dated March 9, 2005 (the "Comment Letter"), with respect to the above referenced periodic reports. For the Staff's convenience, the Staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter) and the Registrant's responses have been set forth below in italics.

      Courtesy copies of this letter and of the Form 10-K/A and Form 10-Q/A, are being concurrently provided via Federal Express overnight delivery directly to your attention.

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Mr. Jay Web
April 15, 2005
Page 2

FORM 10-K AS OF AUGUST 31, 2004

ITEM 6. SELECTED FINANCIAL DATA - PAGE 8

1. REVISE FUTURE FILINGS TO ALSO DISCLOSE YOUR BASIC EARNINGS PER SHARE FOR EACH OF THE LAST FIVE FISCAL YEARS AS REQUIRED BY ITEM 301 OF REGULATION S-K. WHERE THE AMOUNTS ARE THE SAME PLEASE LABEL THEM AS SUCH.

The Company hereby acknowledges that in all future filings, it will disclose both basic and fully-diluted earnings per share in accordance with Item 301 of Regulation S-K and to the extent the amounts are the same, they will be labeled as such.

2. REVISE FUTURE FILINGS TO ALSO DISCLOSE YOUR BASIC EARNINGS PER SHARE FOR THE TWO MOST RECENT FISCAL YEARS AS REQUIRED BY ITEM 302 OF REGULATION S-K. WE NOTE THAT THE BASIC AND DILUTED EARNINGS PER SHARE WERE THE SAME IN SOME OF THE PERIODS PRESENTED AND SHOULD BE LABELED AS SUCH.

The Company hereby acknowledges that in all future filings, it will disclose both basic earnings per share for the then two most recent fiscal years in accordance with Item 302 of Regulation S-K and to the extent basic and fully diluted earnings per share are the same, they will be labeled as such.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGE 9

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - PAGE 14.

3. IN FUTURE FILINGS DISCUSS AND QUANTIFY THE FAIR VALUE RISK ASSOCIATED WITH YOUR DEBT. ALSO PROVIDE THE DISCLOSURES REQUIRED BY ITEM 305 OF REGULATION S-K FOR YOUR INTEREST BEARING INSTRUMENTS. FOR EXAMPLES, SEE APPENDIX TO ITEM 305 OF REGULATION S-K - TABULAR DISCLOSURES.

The Company supplementally submits the following fair value risk associated with its debt for the years ended August 31, 2004 and 2003:

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Mr. Jay Web
April 15, 2005
Page 3

The following table provides information on the Company's debt as of August 31, 2004 and 2003 that are sensitive to changes in interest rates.

                                                                                AMOUNT
FISCAL 2004:                                                                  OUTSTANDING    MATURITY DATE
------------                                                                  -----------    -------------
REVOLVING WORKING CAPITAL CREDIT LINE:
Variable rate revolving credit line at an interest rate of  prime rate
plus 4.0% (as of November 17, 2004, an effective rate of 9.0%)                $ 9,849,532    December 31, 2004

NOTE PAYABLE TO BANKS:
At an interest rate of prime plus 4.25% (as of November 17, 2004, an
effective rate of 9.25%)                                                      $ 1,400,000    December 31, 2004

At an interest rate of prime plus 4.25% (as of November 17, 2004, an
effective rate of 9.25%)                                                      $   435,100    December 31, 2004

FISCAL 2003:
REVOLVING WORKING CAPITAL CREDIT LINE:
Variable rate revolving credit line at an interest rate of  prime rate
plus 1.0% (as of August 31, 2003, an effective rate of 5.0%)                  $ 5,982,360     December 1, 2004

NOTE PAYABLE TO BANKS:
At an interest rate of prime plus 1.25% (as of August 31, 2003, an
effective rate of 5.25%)                                                      $ 1,766,667     December 1, 2004

The Company hereby acknowledges that in all future filings it will discuss and quantify the fair value risk associated with its debt as required under Item 305 of Regulation S-K.

NOTES TO FINANCIAL STATEMENTS - PAGE 20

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - PAGE 20

REVENUE RECOGNITION - PAGE 20

4. TELL US SUPPLEMENTALLY AND REVISE FUTURE FILINGS TO ADDRESS THE FOLLOWING RELATED TO YOUR CONTRACTS:

      a. DESCRIBE IN DETAIL THE NATURE OF YOUR ARRANGEMENTS. FOR INSTANCE, ARE THESE CONTRACTS COST-PLUS-FIXED FEE CONTRACTS,
            COST-REIMBURSEABLE CONTRACTS, OR FIXED-FEE CONTRACTS? WE ASSUME THEY ARE LONG - TERM CONTRACTS.

      b. TELL US SUPPLEMENTALLY WHY IT IS APPROPRIATE IN CERTAIN INSTANCES FOR YOU TO RECOGNIZE REVENUE UTILIZING THE COMPLETED CONTRACT METHOD FOR YOUR TIME AND MATERIAL CONTRACTS RATHER THAN UTILIZING THE PERCENTAGE OF COMPLETION METHOD.

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Mr. Jay Web
April 15, 2005
Page 4

      c. EXPLAIN WHETHER ANY OF THESE CONTRACTS INCLUDE CUSTOMER ACCEPTANCE, INSTALLATION, TRAINING, RIGHTS OF RETURN, OR OTHER POST SHIPMENT OBLIGATIONS;

      d. PROVIDE TO US SUPPLEMENTALLY THE AMOUNT OF REVENUE RECOGNIZED UNDER THE COMPLETED CONTRACT AND PERCENTAGE OF COMPLETION METHOD FOR THE REPORTING PERIODS PRESENTED, INCLUDING SUBSEQUENT INTERIM PERIODS.

      e. WE SEE YOUR DISCLOSURE THAT CHANGES IN JOB PERFORMANCE, CONDITIONS, AND ESTIMATED PROFITABILITY MAY RESULT IN REVISIONS TO COST AND INCOME AND RECOGNIZED IN THE PERIOD SUCH REVISIONS ARE DETERMINED. TELL US SUPPLEMENTALLY HOW YOU DETERMINE WHEN THESE REVISIONS NEED TO OCCUR AND HOW THEY IMPACT PROFITABILITY.

      f. CITE THE ACCOUNTING LITERATURE RELIED UPON TO SUPPORT YOUR CONCLUSIONS AND PROVIDE ALL DISCLOSURES REQUIRED BY APPENDIX C OF SOP 81-1 IN YOUR FUTURE FILINGS.

4 (a). The Company supplementally advises the Staff that substantially all of its contracts are long-term in nature and are fixed price contracts. Typically there are minor cost-reimbursable contracts for repair and maintenance items. The Company will clarify such in future filings.

4 (b). The Company supplementally advises the staff that it has adopted the completed-contract method of revenue recognition with respect to contracts that are time and material contracts (cost-reimbursable contracts) in that these contracts are typically contracts of short duration (in terms of period between start and completion). The Company believes that its financial position and results of operations would not vary, in a material manner, had it employed the percentage-of-completion method of revenue recognition (as opposed to the completed contract method) with respect to these contracts.

4 (c). The Company supplementally advises the Staff that a majority of the contracts involve customer acceptance provisions. Typically, the Company will produce sample parts from dies it uses to produce customer parts and will have the customer check the parts for form, fit and function. This usually occurs at the Company's facility. Upon acceptance of the parts from the dies, the Company will ship the dies to the customer and there are no post contract obligations. In some cases, the Company may have to assist the customer in the final set-up of the dies at the customer's facility as there may be adjustments required due to equipment differences. In these cases, the post-shipment contracts are segregated from the original construction contracts.

4 (d). The Company supplementally advises the Staff that as of August 31, 2004, the Company had recognized losses of approximately $4,250,000 under both the percentage-of-completion and completed contract methods. These recognized losses were generated with respect to those contracts accounted for under the percentage-of-completion method. The total amount of

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Mr. Jay Web
April 15, 2005
Page 5

revenue recognized under the percentage-of-completion and completed contract methods for the year ended August 31, 2004 was $24,551,166 and $138,055, respectively.

The Company further supplementally advises the Staff that for its the first fiscal quarter ended November 30, 2004, the Company had recognized losses of approximately $625,000 under the percentage-of-completion and completed contract methods. These recognized losses were generated with respect to those contracts accounted under the percentage-of-completion method. The total amount of revenue recognized under the percentage-of-completion and completed contract methods for the first quarter ended November 30, 2004 was $4,164,966,and $387,585, respectively.

4 (e). The Company supplementally advises the Staff that for each reporting period, the Company analyzes each contract from a financial and manufacturing perspective. Total estimated gross profits on a contract, calculated as the difference between total estimated contract revenue and total estimated contract cost, is determined prior to the amount earned on the contract for a period. The portion of the total revenue earned and the total amount of gross profit earned to date is determined by measuring the extent of progress toward completion using the efforts-expended method. The contract is measured primarily by the ratio of hours performed to date versus the estimated total hours at completion. Upon completion of the review of the hours ratio, the Company further reviews the total estimated hours analysis. This review involves calculating the quotient arrived at by dividing the margin recognized to date by the estimated percentage of completion (hours incurred/hours estimated) which results in an estimated contract margin at completion. At this stage, the Company will review the completed contract estimated margin for accuracy. If such proves inaccurate, the percentage will be adjusted to reflect the appropriate estimated completed contract margin. If circumstances change during performance of a contract, those changes are considered in the analysis of the job in that in almost all instances, such changes (unless offsetting) will affect profitability in either a positive or negative manner. As required under GAAP, when the Company estimates a loss on a contract, the full estimated loss is recognized when known.

4 (f). The Company has applied the guidance of SOP 81-1 in determining its method of revenue recognition will continue to apply the disclosure requirements of Appendix C of SOP 81-1.

PERISHABLE TOOLING - PAGE 21

5. WE SEE YOUR DISCLOSURE THAT PERISHABLE TOOLING ARE GENERALLY USED UP OVER FIVE YEARS, REPORTED AT COST AS NON-CURRENT ASSETS IN THE BALANCE SHEET AND AMORTIZED EVENLY OVER THEIR USEFUL LIVES. TELL US SUPPLEMENTALLY AND REVISE FUTURE FILINGS TO INDICATE WHY THE COSTS ARE PROPERLY CAPITALIZED. ALSO, DOES EITF 99-5 IMPACT YOU? WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE.

The Company supplementally advises the Staff that its perishable tooling consists of hand tools, gauges and machine attachments and are not related to any particular customer contract, and

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Mr. Jay Web
April 15, 2005
Page 6

have been appropriately capitalized as purchased inventory. The items comprising perishable tooling are cross-functional in nature as they can be utilized in some phase of the construction of most of the Company's dies. As such, the Company's position is that the accounting for these tools is not subject to EITF 99-5.

NOTE 3.  SALES TO MAJOR CUSTOMERS - PAGE 23

6. WE SEE YOUR DISCLOSURE THAT THE COMPANY HAD AN OUTSTANDING RECEIVABLE OF $10.9 MILLION AS OF AUGUST 31, 2004 RELATED TO OXFORD AUTOMOTIVE. WE ALSO SEE YOUR DISCLOSURE THAT OXFORD AND MERCEDES-BENZ U.S. INTERNATIONAL, INC. EXECUTED A TRI-PARTY TOOLING AGREEMENT WHERE MERCEDES-BENZ PAID SUBSEQUENT TO AUGUST 31, 2004, $9.1 MILLION OF THE OUTSTANDING $10.9 MILLION RECEIVABLE THAT OXFORD OWES. TELL US SUPPLEMENTALLY AND REVISE FUTURE FILINGS TO ADDRESS THE FOLLOWING:

      a. DESCRIBE TO US WHAT A TRI-PARTY TOOLING AGREEMENT IS AND WHY IT WAS NECESSARY. EXPLAIN THE NATURE OF THE RELATIONSHIP THAT OXFORD AUTOMOTIVE HAS WITH MERCEDES - BENZ AND YOU. FOR INSTANCE, WHY DID MERCEDES-BENZ ABSORB OXFORD AUTOMOTIVES' OUTSTANDING LIABILITIES? COULD THE FACT MERCEDES-BENZ PAID OXFORD'S LIABILITIES CREATE A LIABILITY (CONTINGENT OR OTHERWISE) FOR YOU?

      b. TELL US IF THE REMAINING $1.8 MILLION HAS BEEN COLLECTED AS OF THE DATE OF THIS LETTER.

      c. EXPLAIN TO US HOW YOU WILL ACCOUNT FOR FUTURE SALES AND OUTSTANDING RECEIVABLES TO OXFORD AUTOMOTIVE. WILL MERCEDES-BENZ PAY THE COMPANY FOR THESE OUTSTANDING BALANCES ON BEHALF OF OXFORD AUTOMOTIVE?

WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE.

6(a). The Company supplementally advises the Staff that the Tri-Party agreement was executed May 24, 2004 and related to the Company's agreement with Oxford Automotive to manufacture dies for two Mercedes Benz vehicles. The dies were to be utilized by Oxford in its Alabama facility to manufacture parts for Mercedes vehicles, but the dies would be the property of Mercedes, not Oxford. The Company was concerned about the financial viability of Oxford Automotive and as such filed perfected security interests on these dies in conjunction with a Security Agreement with Oxford in favor of the Company. Mercedes was properly notified that their dies would be subject to the Company's lien and that if Mercedes were to pay Oxford directly for those tools and those monies were not paid to the Company, that Mercedes would not have clear title to the dies. As such, the Company negotiated the Tri-Party Agreement whereas Mercedes would pay the Company directly for the dies thus eliminating the aforementioned risk. The Company believes that this arrangement does not create any liability (contingent or otherwise) for the Company.

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Mr. Jay Web
April 15, 2005
Page 7

6 (b). The Company supplementally advises the Staff that the remaining $1.8 million has been collected prior to March 1, 2005.

6 (c).The Company supplementally advises the Staff that because Oxford Automotive is currently in bankruptcy, the Company does not anticipate performing any services for it. The Oxford facility in Alabama for which the Company has constructed dies has been sold to Gestamp USA and the Company has and will continue to perform services for Gestamp as required. The work performed by the Company for Gestamp will not be subject to the Tri-Party Agreement.

The Company has completed the Tri-Party agreement and no such disclosures in future filings will be required. The Company does not anticipate a similar situation to occur, however if such similar situation occurs, such disclosures will be considered.

ITEM 9A. CONTROLS AND PROCEDURES

7. PLEASE AMEND YOUR FORM 10-K TO REVISE YOUR DISCLOSURE PURSUANT TO ITEMS 307 AND 308(c) OF REGULATION S-K. YOUR DISCLOSURE PURSUANT TO ITEM 307 SHOULD INDICATE THE CONCLUSION REGARDING EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT, NOT AS OF A DATE WITHIN 90 DAYS PRIOR TO THE DATE OF YOUR ANNUAL REPORT. WE NOTE THE ACCOMPANYING CERTIFICATIONS FILED PURSUANT TO RULE 13a-14 INDICATE THAT YOUR EVALUATION OCCURRED AT THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT. REFER TO SECURITIES ACT RELEASE 33-8238, MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS (JUNE 5, 2003), AVAILABLE ON OUR WEBSITE AT www.sec.gov.

The Company has amended Item 9A of its Form 10-K to revise its disclosure pursuant to Items 307 and 308(c) of Regulation S-K setting forth its conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the annual report.

8. WE NOTE YOUR STATEMENT THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER BELIEVE THAT YOUR EXISTING DISCLOSURE CONTROLS AND PROCEDURES HAVE BEEN EFFECTIVE. PLEASE NOTE THAT THE EFFECTIVENESS DETERMINATION REQUIRED BY RULE 13a-15(b) OF THE EXCHANGE ACT CANNOT ONLY BE BASED ON THE "BELIEF" OF YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER. YOUR MANAGEMENT, WITH THE PARTICIPATION OF YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER, MUST EVALUATE THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF EACH FISCAL QUARTER, AND MUST DISCLOSE THE RESULTS OF EACH SUCH EVALUATION IN EACH PERIODIC REPORT. IN THIS REGARD, WE NOTE YOUR STATEMENT THAT YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER "HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE ADEQUATE." IT DOES NOT APPEAR THAT YOUR CERTIFYING OFFICERS HAVE REACHED A CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND

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Mr. Jay Web
April 15, 2005
Page 8

PROCEDURES ARE EFFECTIVE. PLEASE REVISE TO ADDRESS YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. REFER TO RULE 13a-15 OF THE EXCHANGE ACT AND ITEM 307 OF REGULATION S-K.

The Company has amended Item 9A of its Form 10-K to revise its disclosure required by Rule 13a-15(b )of the Exchange Act and Item 307 of Regulation S-K setting forth management's evaluation of the effectiveness of the Company's disclosure controls and procedures.

9. FURTHER, PLEASE REVISE YOUR DISCLOSURE PURSUANT TO ITEM 308(c) CONCERNING CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING TO INDICATE WHETHER THERE WAS ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE FOURTH QUARTER THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO SECURITIES ACT RELEASE 33-8238, MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS (JUNE 5, 2003), AVAILABLE ON OUR WEBSITE AT www.sec.gov.

The Company has amended Item 9A of its Form 10-K to revise its disclosure required by Item 308(c) concerning any changes in its internal control over financial reporting for purposes of setting forth whether there has been any change in its internal control over financial reporting that occurred during its fiscal fourth quarter that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

10. WE ALSO NOTE YOUR DISCLOSURE THAT THE "COMPANY MAINTAINS CONTROLS AND PROCEDURES DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT THE COMPANY FILES OR SUBMITS UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIOD SPECIFIED IN THE RULES AND FORMS OF THE SECURITIES AND EXCHANGE COMMISSION." PLEASE REVISE SO THAT YOUR DISCLOSURE THAT FOLLOWS THE WORD "EFFECTIVE" IS CONSISTENT WITH THE LANGUAGE THAT APPEARS IN THE DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES" SET FORTH IN RULE 13a-15(e) OF THE EXCHANGE ACT.

The Company has amended Item 9A of its Form 10-K to revise its disclosure required by Rule 13a-15(e) of the Exchange Act.

11. WE NOTE YOUR DISCLOSURE THAT "THERE CAN BE NO ASSURANCE THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WILL DETECT OR UNCOVER ALL FAILURES OF PERSONS WITHIN THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES TO DISCLOSE MATERIAL INFORMATION OTHERWISE REQUIRED TO BE SET FORTH IN THE COMPANY'S PERIODIC REPORTS." IF YOU ELECT TO RETAIN THIS QUALIFYING DISCLOSURE, PLEASE REVISE TO ALSO DISCLOSE, IF TRUE, THAT YOUR SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING IS DESIGNED SO AS TO PROVIDE REASONABLE ASSURANCE THAT THE OBJECTIVES OF THE SYSTEM WILL BE MET. IN ADDITION, IF THE SECOND PARAGRAPH OF YOUR PROPOSED DISCLOSURE IS RETAINED, PLEASE ALSO DISCLOSE, IF TRUE, THAT THE DESIGN AND OPERATION OF YOUR

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Mr. Jay Web
April 15, 2005
Page 9

SYSTEM OF INTERNAL CONTROLS DOES IN FACT PROVIDE REASONABLE ASSURANCE IN ACHIEVING THE OBJECTIVES OF THE SYSTEM. FOR GUIDANCE, REFER TO PART II.F.4 OF RELEASE NO. 33-8238.

The Company has amended Item 9A of its Form 10-K to revise its disclosure in a manner consistent with Staff comment 11.

EXHIBIT 31.1-31.2

12. WE NOTE THAT YOU HAVE INCLUDED LANGUAGE IN THE INTRODUCTORY PARAGRAPH OF THE CERTIFICATIONS FILED AS EXHIBIT 31.1 AND EXHIBIT 31.2 THAT DIFFERS FROM THE FORM OF CERTIFICATION THAT APPEARS UNDER ITEM 601(b)(31) OF REGULATION S-K. PLEASE ENSURE THAT ALL CERTIFICATIONS FILED AS EXHIBITS TO YOUR FUTURE PERIODIC REPORTS, AND THE CERTIFICATIONS FILED AS EXHIBITS TO ANY AMENDMENTS TO YOUR PREVIOUSLY FILED PERIODIC REPORTS, INCLUDE ONLY THE LANGUAGE PERMITTED BY ITEM 601(b)(31) OF REGULATION S-K. PLEASE REVISE YOUR FUTURE FILINGS ACCORDINGLY.

The Company has amended, in a manner consistent with Staff comment 11, its certifications filed as exhibits to its Form 10-K and 10-Q and hereby acknowledges that in all future filings it will address the issues setforth in Staff comment 12.

FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 30, 2004

ITEM 4. CONTROLS AND PROCEDURES

13. WE NOTE YOUR DISCLOSURE THAT YOUR "PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER HAVE CONCLUDED THAT AS OF SUCH DATE, [YOUR] DISCLOSURE CONTROLS AND PROCEDURES WERE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY [YOU] IN REPORTS THAT [YOU] FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN APPLICABLE SEC RULES AND FORMS AND WERE EFFECTIVE." REVISE TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13a-15(e).

The Company has amended Item 4 of its Form 10-Q for the first quarter ended November 30, 2004 to revise its disclosure required by Rule 13a-15(e) of the Exchange Act.

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Mr. Jay Web
April 15, 2005
Page 10

      Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the referenced Amended 10-K and amended 10-Q, please do not hesitate to contact the undersigned at (616) 698-2100.

                                                  Very truly yours,

                                                  __________________________

                                                  Peter C. Canepa
                                                  Chief Financial Officer

cc: Nitin Khakee, Esq.
    Alan S. Gaynor, Esq.